CUSIP No. 36317Q 10 4	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GALAXY NUTRITIONAL FOODS, INC. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
36317Q 10 4 (CUSIP Number)
Frederick A. DeLuca c/o Doctor’s Associates, Inc. 325 Bic Drive Milford, Connecticut (203) 877-4281 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q 10 4	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSONS Frederick A. DeLuca
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 200,000 (1)
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 200,000 (1)
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (1)
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.73%
14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 200,000 shares of common stock of the Issuer issuable to Mr. DeLuca upon the exercise of certain warrants.

CUSIP No. 36317Q 10 4	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 6 to Schedule 13D, which amends the statement on Schedule 13D originally filed as of October 6, 2004, as it has previously been amended by Amendment No. 1 to Schedule 13D filed June 27, 2005, Amendment No. 2 to Schedule 13D filed on September 27, 2005, Amendment No. 3 to Schedule 13D filed on July 25, 2006, Amendment No. 4 to Schedule 13D filed on April 4, 2007 and Amendment No. 5 to Schedule 13D filed on February 19, 2008, relates to the Common Stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 5955 T.G. Lee Blvd. Suite 201, Orlando, Florida 32822.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is being filed by Frederick A. DeLuca.

(b) – (f)	No changes.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of the Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon information provided by the Company to Mr. DeLuca, the approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 27,251,294 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 18, 2008, plus the 200,000 shares of Common Stock underlying warrants owned by Mr. DeLuca. As of the close of business on November 20, 2008, Mr. DeLuca owns directly and beneficially only the 200,000 shares of Common Stock underlying the warrants. Consequently, Mr. DeLuca beneficially owns approximately 0.73% of the shares outstanding for purposes of this Schedule 13D.

(b)	No changes.

(c)    This amendment reflects a decrease of approximately 50% (from 51% to 0.73%) in the beneficial ownership of Frederick A. DeLuca as a result of a private sale on November 19, 2008, effective as of the previous day, to Galaxy Partners, L.L.C. of (i) 3,869,842 shares of the Common Stock

CUSIP No. 36317Q 10 4	Page 4 of 5 Pages

of the Company for approximately $ .37 per share, and (ii) a $2,685,104.17 unsecured convertible note issued by the Company to Mr. Deluca on July 19, 2006, as amended to extend the maturity date pursuant to a Note Modification Agreement, dated March 14, 2007 (as so amended, the “Note”), for an amount equal to the outstanding principal balance of $2,685,104.17 and accrued interest of $764,343.32. At the time of the sale, the Note was convertible into 9,941,278 shares of the Company’s Common Stock.

(d)	No changes.

(e)	November 19, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 5 hereof, Mr. DeLuca does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 36317Q 10 4	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2008

/s/ Frederick A. DeLuca

Frederick A. DeLuca